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                               July 21, 2023

       Gloria Fan
       Chief Financial Officer
       BEST Inc.
       2nd Floor, Block A, Huaxing Modern Industry Park
       No. 18 Tangmiao Road, Xihu District, Hangzhou
       Zhejiang Province 310013
       People   s Republic of China

                                                        Re: BEST Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 21,
2023
                                                            File No. 001-38198

       Dear Gloria Fan:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 146

   1. We note your statements that none of your directors or officers are representatives of any
                                                        PRC government entity
and that no shareholder who beneficially owns 10% or more of your total outstanding
ordinary shares is controlled by any PRC government entity in connection with your
required submission under paragraph (a). Please supplementally describe any materials
that were reviewed and tell us whether you relied upon any legal opinions or third party
certifications such as affidavits as the basis for your submission. In your response, please
provide a similarly detailed discussion of the materials reviewed and legal opinions or third
party certifications relied upon in connection with the required disclosures under
paragraphs (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you
 Gloria Fan
BEST Inc.
July 21, 2023
Page 2
      have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
      instance, please tell us how the board members    current or prior
memberships on, or
      affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3. We note your statement under Item 16I(b) that your consolidated foreign operating entities are incorporated or otherwise organized in the PRC. We also note your list of significant subsidiaries and consolidated variable interest entity in
Exhibit 8.1, which
      appears to indicate that you have subsidiaries outside the PRC. Please note that Item
      16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
          With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
          With respect to (b)(3), (b)(4) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 or Jennifer Thompson at 202-551-3737
with any questions.



                                                           Sincerely,
FirstName LastNameGloria Fan
                                                           Division of
Corporation Finance
Comapany NameBEST Inc.
                                                           Disclosure Review
Program
July 21, 2023 Page 2
cc:       Yi Gao, Esq.
FirstName LastName